Schedule B

The following table lists all transactions completed by the Reporting Persons in the Common Shares since September 5, 2026, which were all completed through open market purchases.

Tether International, S.A. de C.V.:

October 26, 2026	31,490	7.3312
October 27, 2026	45,194	7.6063
October 28, 2026	36,775	7.6707
October 29, 2026	33,487	7.6243
October 30, 2026	123,735	7.2788
November 2, 2026	56,830	7.4094
November 3, 2026	42,374	7.1963
November 4, 2026	83,989	7.7270